FINAL TRANSCRIPT

Conference Call Transcript

LTD - Q3 2004 Limited Brands Earnings Conference Call

Event Date/Time: Nov. 18. 2004 / 8:00AM ET
Event Duration: 50 min

FINAL TRANSCRIPT
LTD - Q3 2004 Limited Brands Earnings Conference Call

C O R P O R A T E P A R T I C I P A N T S

Tom Katzenmeyer
Limited Brands Inc. - VP of IR

Mark Weikel
Victoria's Secret Stores - COO

Neil Fiske
Bath & Body Works - CEO

Ken Stevens
Express - CEO

Tom Fitzgerald
Bath & Body Works - CFO

Amie Preston
Limited Brands Inc. - VP of IR

Ann Hailey
Limited Brands Inc. - EVP and CFO

Len Schlesinger
Limited Brands Inc. - Vice Chairman and COO

C O N F E R E N C E C A L L P A R T I C I P A N T S

Emme Kozloff
Sanford Bernstein - Analyst

Stacy Pak
Prudential - Analyst

Kimberly Greenberger
Smith Barney - Analyst

Dorothy Lackner
CIBC World Markets - Analyst

Mark Friedman
Merrill Lynch - Analyst

Dana Telsey
Bear Stearns - Analyst

Lauren Levitan
SG Cowen - Analyst

Nellie (ph)
Piper Jaffray - Analyst

Richard Jaffe
Legg Mason - Analyst

Margaret Mager
Goldman Sachs - Analyst

Dana Cohen
Banc of America - Analyst

Jennifer Black
Wells Fargo Securities - Analyst

Richard Baum
Credit Suisse - Analyst

P R E S E N T A T I O N

Operator

Good morning, good afternoon, and welcome to Limited Brands Inc. third quarter and year end earnings release. All participants have been placed in a listen-only mode until the question and answer session. Also today's call is being recorded. If you have any objections you may disconnect at this time. I would now like to turn the call over to Mr. Tom Katzenmeyer, VP of IR.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thank you and good morning, everyone. Welcome to Limited Brands third quarter earnings conference call for the period ending Saturday, October 30th, 2004. As a matter of formality I need to remind you as always that any forward-looking statements we may make today are subject to our Safe Harbor statement found in our SEC filings. Our third quarter earnings release and related financial information are available on our website, LimitedBrands.com. This call is being taped and can be replayed by dialing 1(800)337-6551, followed by the pass code 583. You can also listen to an audio replay from our website. Less Schlesinger, Vice Chairman and COO, Ann Hailey, EVP and CFO; Mark Weikel, COO at Victoria's Secret Stores; Neil Fiske, CEO and Tom Fitzgerald, CFO at Bath & Body Works; and Ken Stevens, CEO at Express are all joining me this morning. VP of Investor Relations is also with us. Ann will open the call with a discussion of our financial performance and then Mark, Neil and Ken will conclude with reviews of their brands. We will all be available to answer your questions at the end of our prepared remarks.

Our GAAP results have been reported in our press release. All results that we will discuss on this call are adjusted results. We believe that adjusted information helps in understanding our financial results. A reconciliation of GAAP to adjusted results is included in the press release and is also available from our website.

At this time I would like to turn the call over to Ann.

Ann Hailey - Limited Brands Inc. - EVP and CFO

Thank you, Tom. Good morning, everyone. For the third quarter sales increased 2% to $1.891 billion, compared to $1.847 billion last year. Comps for the quarter were up 1%. Gross margin increased 30 basis points to 32.5%, primarily driven by buying and occupancy expense leverage. The SG&A rate improved by 40 basis points to 29.6% . Third quarter operating income increased 26% or $11 million. The increase was driven by a $22.4 million improvement at the Victoria's Secret segment, offset by an $8.9

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LTD - Q3 2004 Limited Brands Earnings Conference Call

million decline at the apparel segment. Bath & Body Works as expected was basically flat.

Third quarter adjusted earnings per share were 10 cents compared to 8 cents per share last year. This year's results included a 3 cents per share benefit related to the favorable settlement of tax matters. Last year's results included gains of 3 cents per share related to an interest refund from a tax settlement and a penny per share gain on the sale of the Structure trademark to Sears. Sales and profit results for all the brands are included in the financial package that is available on our website. Regarding our financial position we ended the quarter with $2.1 billion in cash. This amount includes proceeds of 500 million from our 10 year, 5.25% coupon notes issued in October. Arrangements for our $500 million bank term loan are in place but we have not yet drawn it. Both of these borrowings were put in place as part of our plan to return $2.5 billion in value to shareholders. As you know last week we increased the tender offer price range to $25.25 to $29. And we extended the expiration date to midnight New York City time on November 22. With respect to capital we now expect to spend no more than $500 million this year. For the cost of goods available for sale per square foot basis, which measures our cash investment in inventory over the quarter, total inventories were up 6% in the third quarter and apparel inventories were down 1%.

Turning to our outlook for the remainder of the year, we are projecting fourth quarter earnings per share of 85 cents to 92 cents. This estimate corresponds to our previous adjusted earnings guidance for the year of $1.35 to $1.42 per share, and does not include any impact from the tender offer and all other adjusted items described in the press release. The fourth quarter estimate is based on mid single-digit comps and slight improvements in both the gross margin and the SG&A rates. We expect that inventories on a cost of goods available for sale basis again, for the fourth quarter will be up low double-digits and apparel inventories will be about flat. The increase in overall inventory is related to new product introductions at Victoria's Secret Beauty and Bath & Body Works.

Now, before I turn the discussion over to Mark Weikel I would like to make a few comments on the third quarter results for the Victoria's Secret segment. The segment which includes lingerie, beauty and direct, had a strong third quarter performance. Sales increased by 13% and operating income increased by 26% to $107.2 million. Victoria's Secret direct sales increased 12% and operating income increased significantly driven by strength in all merchandise categories. The Internet channel continues to experience strong growth as well. I will now you turn it over to Mark to talk about Victoria's Secret Stores.

Mark Weikel - Victoria's Secret Stores - COO

Thanks, Ann, good morning, everybody. For the third quarter Victoria's Secret Stores reported 13% comp and a mid-teens increase in operating income dollars resulting in an operating income rate that was about flat. Bras delivered strong growth driven by the relaunch of the Body by Victoria Shaping Full Coverage, the It bra, and the introduction of the satin annuals Uplift bra, and the new Body by Victoria Shaping Thin Strap Demi. Pink continues to deliver incremental results across all categories including panties, sleepwear and bras and is virtually in all stores. In addition several key items in glamour and casual sleepwear indicated positive customer response to our planned narrowed assortment. Growth in beauty category was driven by continued success of new sub brands and products such as Very Sexy For Her 2 and Garden Lip Gloss. Victoria's Secret mega brand strategy for holiday is to distinguish the brand as a gifting destination. With a significant investment in gifting including gift with purchase programs, brand packaging and visual presentation.

Our first holiday floor set began on October 19th and focused on Pink. With a free mini Pink dog with any Pink purchase. In addition this holiday floor set was kicked off at the holiday bag GWP. Now, last year's holiday GWP began during the second holiday floor set causing a slight shift in CRM activity to the third quarter of this year. Last Tuesday we set our second holiday floor set featuring the Very Sexy Push Up without padding bra. As part of the mega brand strategy a super model lip kit GWP with any $50 purchase will be offered for the Friday and Saturday of Thanksgiving weekend on November 30th the holiday window will shift focus to gifting, with a new gift themed advertising campaign and a six-day, Very Sexy bag GWP with any $50 purchase. Post Christmas we will feature a Pink event including a purchase with purchase and that offering is really designed to extend the holiday in-store excitement. Our semi-annual sale will begin on January 3rd and run for two weeks which is comparable to last year's sale in timing and in duration. Thanks, and now I will turn things over to Neil.

Neil Fiske - Bath & Body Works - CEO

Thank you, Mark, and good morning everyone. Bath & Body Works comps increased 9% in the third quarter and operating income dollars were flat in line with expectations. As we stated on the second quarter call our profit plan for the fall season is heavily weighted to the fourth quarter as we invested in third quarter behind three brand buildings initiatives; winning in holiday, investing in our new product pipeline and testing major new products in advance of their national launch. We are pleased with our strong comp growth in the quarter as it demonstrates progress against our transformation and signals that we are on track to deliver our plans for the fall season. We achieved positive comps each month as we delivered consistent and engaging storage for each theme. We leveraged new aspects of our assortment, for example, Perfect Autumn, a more compelling look of the store and targeted direct mail; all of which contributed to lifting the business. During the quarter we expanded distribution of the Henri Bendel Personal Care line and began testing Lucaval Deminine (ph), our -

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- (technical difficulties) line developed in partnership with Loksapan (ph). Our (technical difficulties) on each of these product tests will be leveraged as we expand distribution in 2005.

Our holiday season began on October 18th. We are encouraged by the response to date with results ahead of expectations led by a compelling look of the store and a strong assortment. Seasonal business was up strongly to last year fueled by a near doubling of our perfect Christmas collection and our seasonal toiletries. Additionally our new Tutti Dolci Line has dramatically exceeded our expectations. On November 22nd, we will transition to a new floor set that we call, Be a Santa. This floor set will leverage our strong seasonal assortment and prominently feature holiday gift sets at the front of the store. The semi-annual sale begins December 27th and will run for three weeks consistent with last year. Our activities are planned to surpass last year's very successful event. This will be our third volcanic sale and the first that will anniversary the robust growth from a years ago. We believe that we are well-positioned to deliver strong growth in the fourth quarter. With that I will turn the discussion over to Ken.

Ken Stevens - Express - CEO

Thanks, Neil. Good morning, everyone. On the last quarterly call I talked about the steps we are taking to reposition the Express Brand. Our third quarter results with comps down 12% and a significant decline in operating income, reflect the fact that we are at the very beginning of our attempt to achieve a turnaround. We began the third quarter with a strong Wear to Work presentation as part of our national Express Design Studio launch. Historically the transition to fall focused on denim and casual merchandise, traditionally back to school. Third quarter declines in casual more than offset the gains in the Wear to Work category. We are continuing to focus on repositioning the brand as a regular priced business with price integrity using promotions selectively and strategically while continuing our practice of periodic sale events to clear distressed goods. The third quarter sale event exceeded our expectations in sales and margin dollars and was 20 days shorter than last year's event. Additionally controllable expenses in the third quarter were also down to last year.

In May, Express launched a process of reviewing and analyzing every aspect of our business. Full was to insure that we focus on the most important activities and that we engage in these key activities in as efficient and effective a manner as possible. We are improving existing processes to driving productivity and eliminate costs associated with nonvalue-added activities, or those activities that did not ultimately support our new strategic vision. In early October we eliminated about 200 positions at Express which included roughly 60 positions that had not been filled in anticipation of this review. Our implementation plans for this initiative follows several broad themes. First revising the product development process. Second, increasing spans of control and redefining roles. Third, realigning the field from 10 to 8 regions. Fourth, eliminating rework across the organization and, fifth, reducing targeted expenses. We expect to realize savings in gross margin which will be reinvested into our product offering and we also expect to realizing expense rate leverage.

Turning to the fourth quarter, Express is taking a much more elevated and customer centric approach to holiday this year. Focusing on the customers emotional connection to gifting and celebrating. The key merchandise growth drivers for holiday will be sweaters with continued growth in pants and related shirts. The sweater offering has been upgraded with improved quality and better Italian yarns. We are also introducing gift sets for the first time in both the men's and women's assortments. Several gift with purchase and purchase with purchase campaigns will offer limited addition broaches, earrings, bags and scarves. In mid-December we plan to run our semi-annual pant event which is similar to Victoria's Secret stores semi-annual bra event. On December 26 our winter sale will begin to clear holiday merchandise. And in late January we will have our quarterly sale event which is planned to run 18 days consistent with that from last year, to clear our fall merchandise to support our first full spring floor set which happens on January 31st. Thanks and now I will turn the discussion back over to Tom.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Ken. Before we take your questions I would like to make a few comments about Limited Stores. Comps for the third quarter at Limited Stores were down 13%. However, the operating loss was cut in half due to reductions in buying and occupancy and SG&A expenses. Strong merchandise categories included pants and woven tops, knit-tops, however, were disappointing. Limited Stores is continuing to make progress towards returning the brands to profitability by improving its merchandise assortment and by focusing on expense efficiencies.

That concludes our prepared comments. We are now ready to move to the Q&A portion of the call. I'll like to remind everyone we would like to keep it to one question per person so we can get to as many questions as possible and, operator, I would like to help by serving as moderator. We have a couple of executives in different locations this morning so we are now ready to move to questions.

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LTD - Q3 2004 Limited Brands Earnings Conference Call

Q U E S T I O N A N D A N S W E R

Operator

(OPERATOR INSTRUCTIONS). Emme Kozloff, you may ask your question and please state your company name.

Emme Kozloff - Sanford Bernstein - Analyst

Hi, Emme from Sanford Bernstein. My questions is on Express. If you step back from just turn around, the specifics we just heard about, can you explain why the apparel division consistently performs so poorly in Q3 versus other publicly held apparel competitors? You know, particularly since Express isn't a burden in its operating margin with corporate overhead? Thanks.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Emme. Ken we will go out to you for that question.

Ken Stevens - Express - CEO

I think historically third quarter is more of a transition period, has been historical a transition period for Express. This particular year what we need to keep in mind is that we did do a national launch of the Express Design Studio Wear to Work collection, which was tested earlier in the year and so we were lapping a completely different merchandising and promotional cadence. What we did by doing that was forego our historic back to school activities. One thing that we know is that we had a different balance in the store between Wear to Work and casual relative to the past. And so I think that's why we looked the way we looked in the third quarter.

Emme Kozloff - Sanford Bernstein - Analyst

But do you envision Q3 ever improving such that you're more competitive with other apparel companies?

Ken Stevens - Express - CEO

Well we are in the process basically of what I would say replacing customers and rehiring old customers and attracting new customers. So we aren't going back to a back to school promotional cadence. I don't think we will really know until we have a couple more third quarters frankly under our belt what the new cadence looks like.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Ken, thanks, Emme. Next question.

Operator

Stacy Pak, you may ask your question and please state your company name.

Stacy Pak - Prudential - Analyst

Sure, it's Prudential. Just a question on operating margins. Mostly BBW, what's going to drive BBW's operating margin in '05 given the anniversary, the volcanic sales as you mentioned? I don't think there's been much if any merchandise margin improvement to date. So if you can help me there, and bigger picture. And could you comment on operating margin guidance by division going forward into '05, where you think each business should be and if you don't want to give flat out numbers just some qualitative thoughts? Thanks.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Stacy. We will go out to Neil Fiske for the first part of that question and then to Ann.

Neil Fiske - Bath & Body Works - CEO

Yes. We are going to have Tom Fitzgerald go ahead and take that question.

Tom Fitzgerald - Bath & Body Works - CFO

Hey Stacy, I think as we talked about at the analyst meeting in '05 the top line will be growing strong mid single-digit comps, which with our expense controls will provide plenty of leverage to insure that the bottom line grows comfortably in strong double digits. So that's sort of the high level view of how we see our profit growth coming in 2005.

Neil Fiske - Bath & Body Works - CEO

And in terms of the merchandising mix, the strategy is really to stabilize the Daily Beauty Rituals business as much as possible, which as you know is our highest margin business. And then as we start to add on better and best layers, work on the margin improvement of those product lines over time.

Amie Preston - Limited Brands Inc. - VP of IR

And Stacy, it's Amie, I will take the other part of your question. Unfortunately we really can't get into '05 guidance at this time

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since we are in the tender offer period and we typically start talking about '05 on the fourth quarter call and we will do that.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Amie. Operator, next question.

Operator

Kimberly Greenberger you may ask your question and please state your company name.

Kimberly Greenberger - Smith Barney - Analyst

Great, thank you. It's Smith Barney. Ken, with regard to Express you indicated you are in the process of basically finding new customers. If you could talk about any strategy around acquiring new customers, sending out your new brand message? You know, what is it that you're doing to accomplish that goal? That would be great.

Ken Stevens - Express - CEO

Okay. A couple of things. We are going directly at customers in a direct marketing, direct mail sense and that is using a number of different methodologies to do that, prospecting as well as current customers. We are particularly interested in our pant buyers and generating more pant business. Our pants have been, the pant business has been extremely strong since the introduction of Editor, and what we know is that we are building a very loyal base of pant buyers and that pant buyers are by their nature more loyal than the average customer. They shop with us more frequently and they spend more on each shopping occasion. We are really mining our pant buyers to repeat because we always also know that we get higher value out of our repeat pant buyers. Then we also have an attracting campaign that is also directly focused on getting more people in to try pants.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Ken. Next question, please.

Operator

Dorothy Lackner, you may ask your question and please state your company name.

Dorothy Lackner - CIBC World Markets - Analyst

Thanks, good morning everyone. CIBC World Markets. On Express, I just wondered in terms of of the gift business for the fourth quarter, the plans there? Sweaters are they increasing as a portion of the inventory commitment this holiday? And also in terms of the gift set inventory commitment, how significant is that? And lastly on BBW, where do we stand in terms of Daily Beauty Rituals as a percent of the mix versus say a few years ago?

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Dorothy we will take the Express part first.

Ken Stevens - Express - CEO

Dorothy this season we planned our sweater offering really to leverage against the strength of our Wear to Work positioning. And as I mentioned, so we are focusing on improved quality, better Italian yarns, some selective use of key patterns and so forth. Through the third quarter our Wear to Work sweaters are up 38% to last year on the women's side. So we really, we built the sweaters architecture very differently than in the past. In the past it was predicated on selling a lot of units at very, very, very low promotional prices. We now have as I think you've seen in the stores, a more sophisticated offering where we intend to sell more units at higher prices. With a better balance if you will across the good, better, best pricing strata. When you look at the gift sets we actually have a very small investment in gift sets, and really that is sticking our toe in the water and beginning to get some learning about what assembled gift sets might do for a brand like Express.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, and then we will go to Neil and Tom for the question about Daily Beauty Rituals.

Neil Fiske - Bath & Body Works - CEO

Yes. Daily Beauty Rituals is roughly a third of our business in toiletries and another 6 or so points in our gift set business. And year over year it's basically flat, maybe down 1 or 2%. We would like to keep that as a relatively constant business. It's not going to grow but it's not going to shrink dramatically either. It might decline a point or two a year. And then to broaden the definition of fragrant body care to include things like Tutti Dolci, our new line, Le Couvent, aromatherapy and broaden our total portfolio around fragrant body care.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Dorothy, for your questions.

Operator

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LTD - Q3 2004 Limited Brands Earnings Conference Call

Marni Shapiro, you may ask your question and please state your company name.

Mark Friedman - Merrill Lynch - Analyst

Hi, it's Mark Friedman from Merrill Lynch. Good morning, guys. I was just wondering, Mark, about Victoria's Secret with the super model tour, what are you doing with the marketing dollars from that and how will that change overall marketing spend for the fourth quarter?

Mark Weikel - Victoria's Secret Stores - COO

Well we are very excited about the tour with our supermodels, Angels Across America, they did a terrific job kind of bringing the holiday spirit to cities across America. It was really a reinvestment from our previous investment in the fashion show that occurred about the same time in the past. Where we are investing our money this year is really supporting the launch of our Very Sexy Push Up without padding bra. Also a much stronger emphasis on holiday gift giving, which includes upgraded packaging in our store, which I think looks fabulous. And a strong gift with purchase and purchase with purchase program. We'll also continue our CRM efforts in the fourth quarter.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Mark. Next question, please.

Operator

Dana Telsey, you may ask your question and please state your company name.

Dana Telsey - Bear Stearns - Analyst

Bear Stearns. Good morning everyone. Innovation seems to be a theme lately at the Limited and in that theme can you discuss the performance and plans for the Bath & Body Works flagship and any early reads or thoughts on the new Bigelow concept? In addition to another innovation seems to be the dual gender concept at Express. How is that going and what are your plans? Thank you.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Dana thanks. We will divide that question up. First we will go to Len Schlesinger for a comment on Bigelow.

Len Schlesinger - Limited Brands Inc. - Vice Chairman and COO

Both Bigelow and Henri Bendel stores that we opened on October 18th at Easton have both been defined as one store tests, and they remain one store tests. And I think at this point all we can say is we are quite encouraged in what we have seen in both of those environments, but it is very premature to call a game. So at this point all we can say is we are cautiously optimistic about what it is we are expressing in both of those stores and there are no other plans to announce about them.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Dana we will go to Tom Fitzgerald Neil Fiske for the BBW flagship question.

Neil Fiske - Bath & Body Works - CEO

We continue to experiment with an expanded assortment in our flagship stores and we have taken a group of 10 flagship stores and put the next-generation beauty assortment in them. And the results have been very encouraging, those 10 win at beauty stores, as we call them, are out pacing the flagships by 8 to 10 percentage points of comps. Which gives us continued encouragement that as we evolve the assortment to a more sophisticated position will continue to grow the productivity of our flagship stores.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks Neil. And then finally out to Ken Stevens for a comment on dual gender.

Ken Stevens - Express - CEO

Hi. Our dual gender stores are continuing to outperform standalones. And this for us we believe is the success future model of the brand. If you look at dual gender stores open through the ends of spring '04 we've see productivity gains of about 33% relative to their preconstruction levels. And have also seen dramatic increases in sales per square foot. And just for reference, through the third quarter we have about 180 dual gender stores and that accounts for about 40% of our volume. So as we go into '05 we will clearly see the impact of dual gender conversions becoming more evident in the total company results.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Ken. Dana I think that answers your question. We can move to the next question one.

Operator

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LTD - Q3 2004 Limited Brands Earnings Conference Call

Lauren Levitan, you may ask your question and please state your company name.

Lauren Levitan - SG Cowen - Analyst

Thanks, SG Cowen, good morning. I was hoping you could give us an update on the initiatives to optimize your real estate in the top malls in the country? If you could give us a sense of where you are by division in that reoptimization and what type of opportunity remains in '05 and beyond? Thanks.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Lauren, thanks, we are going to go to Len Schlesinger for that question.

Len Schlesinger - Limited Brands Inc. - Vice Chairman and COO

As you know the initiative that we've defined here Lauren is the top 160 malls and we've focused on optimizing the use of the real estate in terms of the allocation of rents to the various integrations of space that we have, upgrading the quality of our relationships with the real estate developers to be able to address the real estate developers on a consolidated basis across the portfolio of real estate that we have, and then systematically being able to program out refresh and remodels in our physical environment outthrough the year 2012. We've done nearly a third by the end of this year. We are going to do another 25% by the end of 2006. So that will get us up in the 65 to 70% range and we are finalizing plans for the balance at this point. These plans involve the following in the top 160 malls right now. One is an expansion of the Victoria's Secret space and a remodel through the new store design, represented in Herald Square - - (technical difficulties) in our environment now involved in Herald Square the - - (technical difficulties) design. We've now opened stores in recent months at malls like Somerset in Detroit, North Park in Dallas and Topanga in California. We are very excited about what the design does for the Victoria's Secret brand and it supports in both in bras as well as providing and allocating space for Pink, Panties and Beauty Initiatives. We are going to talk about an expansion of Bath & Body Works in terms of the physical environment as we remodel to the flagship store design that Neil just referenced. We are quite comfortable with that new design better representing the brand and essential core part of the strategy for BBW to transition to that 21st century apothecary. Ken just talked about the decrease in total Express square footage as we convert to dual gender. And from an enterprise perspective dual gender is no longer a test, no longer is a theory, it's the ongoing go forward strategy for the Express brands. And then finally a downsizing of Limited Stores and remodeling to the current store design, which decreases from 8,000 selling square footage to about 5,600 selling square feet in the top 160 malls. As I said before all of these activities going on simultaneously. Nearly a third of the total fleet in the top 160 done, another 25% by the ends of 2006, and then the rest is being finalized at this time.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Len. Next question, please.

Operator

Nellie (ph) you may ask your question and please stated your company name.

Nellie - Piper Jaffray - Analyst

Great, thanks, it's Nellie from Piper. I just have three real quick housekeeping items. The first is in the pant sale in December. I just want to confirm that this is in lieu of the denim sale that is traditionally done at Express? Secondly, is if Ann could give a sense for the trends of ticket versus traffic by brand? That would be great. And then lastly, Ann too if you could just talk about some of the components of SG&A and what some of those moving parts were to get to an improvement of 40 basis points? Thanks.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

We will go out Ken Stevens first for the pants question.

Ken Stevens - Express - CEO

Great. Two years ago fall '02 was the last time we ran a post Christmas denim sale. Last year as you recall, we ran a pre-Christmas denim sale which was also supported with TV. In mid-December this year we will run a semi-annual pant event that will include denim. And we have successful tested this event actually in Q3 and saw incremental sales and margin gains.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks. And then Ann, first part trend and tickets versus traffic?

Ann Hailey - Limited Brands Inc. - EVP and CFO

I will comment on the traffic piece first. Our - - we subscribe to a service that gives us mall traffic information and the numbers on that have been roughly flat since the beginning of the year and we saw no change in that in the third quarter. With respect to our brands we had strong growth in transactions in all of the Victoria's Secret portions of the mega brands. We had good growth at BBW, and we had declines in Express and Limited in the third quarter, which was anticipated given that we were shifting still in the third quarter and lapping that heavily promotional period a year ago.

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With respect to what happened on SG&A in the third quarter, as you noted the rate improved buy about 30 basis points which translates into about a $7 million increase in total dollars. And that was driven primarily by increased marketing spend at Victoria's Secret. And we had some offset against that spend in reduction in selling and home office expense.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Great Nellie, thanks for your question.

Operator

Next question comes from Richard Jaffe you may ask your question and please state your company name.

Richard Jaffe - Legg Mason - Analyst

Thanks very much, Richard Jaffe of Legg Mason. Could you comment on the inventory build at Victoria's Secret and give us some idea of classifications particularly in light of the narrowing of the assortment in sleepwear, will there be greater depth and fewer sku's in sleepwear? Thank you.

Mark Weikel - Victoria's Secret Stores - COO

Two pieces there. One is that our cogads (ph) are up about 3% at the ends of the third quarter in total for lingerie. And what was the second question?

Richard Jaffe - Legg Mason - Analyst

The balance of the inventory, the sleepwear which is an opportunity has been narrowed and wondering how you are investing in sleepwear to have a fourth quarter impact?

Mark Weikel - Victoria's Secret Stores - COO

That's really comprised of about three different issues. So let me try and address that. Right now what we are seeing in the third quarter is a positive response from our customers on that planned narrowed assortment of casual sleepwear so we are pleased with that. Glamour sleepwear also continues to drive ahead of last year. And I think as you know we've really reinterpreted our investment in casual sleepwear from a traditional point of view to a younger, more relevant point of view in Pink, and that is also receiving positive customer response. So specifically on traditional sleepwear we were somewhere in the 25 style assortment last holiday. And I believe we are at about 10 to 12 styles for this holiday going into fourth quarter.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, Mark. Next question, please.

Operator

Our next question comes from Margaret Mager you may ask your question and please state your company name.

Margaret Mager - Goldman Sachs - Analyst

Hi, good morning, it's Margaret Mager from Goldman Sachs. A couple things if I could, please. First of all with regard to the outlook for the fourth quarter given how incredibly important it is to your full year in BBW in particular. Can you just go over why you raised your fourth quarter guidance eight days into the quarter? In other words what's giving you confidence as you look out over the three-month period to raise the guidance? And what would be the risks in the fourth quarter that you may have to trim that at some point or maybe raise it again? Then secondly, I just want to ask about the WWD report on the bras category in particular being vulnerable to embargoes, what's your response to that and how are you managing it? And then lastly I've had some shareholders ask what would you do if you don't get the $2 billion tendered this round? Would you raise the range again or what kind of response can you provide on that? Thanks.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Margaret, thanks, first we will go to Len Schlesinger for the women's wear article that you mentioned.

Len Schlesinger - Limited Brands Inc. - Vice Chairman and COO

Let's talk specifically about the issue of the potential bra embargo from China. We've been talking all year about the incredible uncertainty that's provided by that marketplace and that we fundamentally need to position ourselves in multiple environments with multiple product categories to absolutely insure that whatever the outcome of the trade discussion and the potential for quota that we were in good shape. So our colleagues at Victoria's Secret recognized the risk of a bra embargo from China way back. And they also recognized the timing implications back when the new quotas were establishes. We built adequate contingencies that planned for an early embargo. Only a a small portion of our bras are made in China. We have no risk either against holiday '04 or spring '05 sales plans. And we continue to watch these events closely to the make sure they play out as we expect. But we have absolutely no risk or exposure at this time.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

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LTD - Q3 2004 Limited Brands Earnings Conference Call

Thanks, Len. We will circle back to Ann Hailey for the fourth quarter outlook question.

Ann Hailey - Limited Brands Inc. - EVP and CFO

We provided guidance on our announcement about the tender extension so that our shareholders would have the best possible information as they made a decision about whether or not to tender their stock. And as you know, and as we previously stated, we provided a range of $1.35 to $1.42, which is our best guess and the low end of that range was not actually an increase in our guidance. The risks to that are I think the same risks that we see every year. While there are some indications the economy is better particularly with respect to the latest, the most recent release of employment figures, jobs creation, gas prices are still high and the holiday environment and the holiday shopping is always uncertain. We believe we have, we know we have planned further ahead this year than we ever have in terms of getting ready for holiday in all of our brands. We have tested our assortments to the extent possible which allowed us to give that range the $1.35 to $1.42. With respect to the tender offer, the board will make a decision on what to do with the tend offer after we have the numbers in which will be late, generally coming in late the afternoon on Monday afternoon the 22nd. And at that time they will have all the options available to them that they had the last time and we'll make a determination about what is the best thing to do when we have that information.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks Ann, thanks Margaret. Next question. We have time for a couple more.

Operator

Thanks you, Dana Cohen you may ask your question and please state your company name.

Dana Cohen - Banc of America - Analyst

I just want to confirm one thing. Neil you said or somebody said the leverage point on BBW next year will be mid-single digits comp. Second, can you give us like - - what barometer of how much these investing costs were in the third quarter so we can have some understanding of the underlying trend of the business? And then lastly, Ann, can you just help us with what happened at the apparel business over the course of the quarter? Because guidance went down after September, up after October, you talked about the apparel business being more profitable than expected from the sales and yet they lost more money than I think any of us thought in the quarter. So I'm just struggling with sort of what happened over the course of the quarter?

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Dana first we will go out to Neil Fiske and Tom Fitzgerald for the Bath & Body Works portion of that question.

Neil Fiske - Bath & Body Works - CEO

Maybe I will just talk a little bit about our philosophy of spending against R&D or development primarily. As you all know going back 18 months we really didn't have much of a product pipeline to bring to market. And so a lot of our investment over the last year has been to build up that pipeline and get a number of new products to market quickly through the multiple pathways we talked about at the investor conference. And there's a little bit of a pig in the python, so to speak going through our development process right now and we are probably on the down side of that investment curve. But philosophically we would still like to continue to shift both in absolute dollars and percent of sales more of our investment against innovation and product development.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

And then we will go to Ann for sort of a comment about third quarter performance in apparel and Amie if there's anything you want to add, please do.

Ann Hailey - Limited Brands Inc. - EVP and CFO

The third quarter guidance as you know we typically don't give mid quarter guidance updates but felt that at this point it was appropriate. This time it was appropriate because we had the tender in place, we were launching the tender. At that time the sales trends in the apparel brands particularly Express looked very soft. So we had some significant - - and then got some what better. We had some significant fluctuation in the sales expectations in apparel. That was not the only factor that drove the change in what happened in the third quarter. In addition, we were able to leverage selling expenses more than we had anticipated on the sales downturn, something that we have gotten somewhat better at over time. We had some severance costs that we were in the middle of estimating that turned out to be less than we anticipated. We had some favorable healthcare trends that started to surface as a result of some activities that we had put in place early at the beginning of the year. So there were a number of factors beyond just the changes in the selling trends at Express that generated the change in our expectations.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

We have time for two more questions.

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LTD - Q3 2004 Limited Brands Earnings Conference Call

Operator

Jennifer Black, you may ask your question and please state your company name.

Jennifer Black - Wells Fargo Securities - Analyst

Questions for Neil. I wondered if you could talk about the percent of private label versus branded at BBW? Are you happy with the mix? Or will you see a change in '05? And then I wonder when you do the blowout sale will both branded and nonbrand had been on sale?

Neil Fiske - Bath & Body Works - CEO

So on the question of the percentage of mix, my expectation is that in the flagship channel of distribution the percentage of third party brands will continue to rise and go from somewhere in the 20% up to potentially a range of 30 to 40%. But I don't think we know exactly what that endpoint is. We will continue to add brands that build the assortment, build the conversion, build the productivity of the store. And when we find the optimal mix we'll stop. But I would expect that we will continue to push up at least over the short term the percentage of third party brands in the flagship stores. In the core stores, the number of third party brands we have as you know is very focused on a couple in areas that really add complementary to our assortment, and keep us out of having to develop those products ourselves. And the margin on those products is quite attractive. But I don't foresee in the core stores a dramatic increase in third party.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Then, Neil, do you anticipate that the private label product will be part of the sale then in January?

Neil Fiske - Bath & Body Works - CEO

Only in a very limited way to the extent that some of our vendor partners would like to get out of certain sku's or participate in the sale in a way that's brand building for them they will participate that way but it will be very limited.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks and operator, I think we have time for one more question.

Operator

Richard Baum, you may ask your question and please state your company name.

Richard Baum - Credit Suisse - Analyst

Credit Suisse, question on the apparel businesses. Ken made a comment about realizing savings on the expense side and also improvement in gross margin. If you could put some timing and magnitude on those numbers to help us monitor it that would be helpful? And similarly for Limited Stores, Ann indicated working towards a return to profitability. What is the time line for that to happen? Thank you.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Richard, thank you. First with will go out to Ken for the question about Express.

Ken Stevens - Express - CEO

Thanks. Richard, I think we are comfortable saying that in '05 we should be able on the expense side to be at least a $20 million improvement.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Then Ann , a comment about Limited Stores profitability.

Ann Hailey - Limited Brands Inc. - EVP and CFO

Limited stores was able in the third quarter to cut its operating loss in half which was driven primarily by the leaner organization that they put in place last year and earlier this year. We would be targeting to return that business obviously to the profitability as soon as possible, and are working on assortment, working on pants and are working obviously, are seeing the evidence of the expense reductions.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thanks, that concludes our call this morning. I would like to thank all the participants and all the listeners and thank you for your continuing interest in Limited Brands.

Operator

Thank you. This concludes today's presentation. Thank you for your participation. You may disconnect at this time.

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LTD - Q3 2004 Limited Brands Earnings Conference Call

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ADDITIONAL LEGAL INFORMATION:

This transcript of the third quarter earnings call is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. Our tender offer is being made only pursuant to the Offer to Purchase and the related materials that Limited Brands distributed to stockholders on October 7, 2004 (as amended and supplemented). Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders can obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208.